Exhibit 99.1

Mine Construction on Schedule for NextSource Materials
Molo Graphite Project in Madagascar

NEWS RELEASE – TORONTO, August 18, 2021

NextSource Materials Inc. (TSX:NEXT) (OTCQB:NSRCF) (“NextSource” or the “Company”) is pleased to announce that its mine construction schedule is on track and on budget for its Molo Graphite Project in Madagascar.

Progress development highlights include:

●
Construction is on track, with all major equipment fabricated and ready to be received by the EPC
●
Overall project progress exceeds 25% completion
●
Personnel have been mobilized to site in Madagascar
●
Site works are on schedule to commence in Q3/Q4 2021
●
Plant equipment installation at site is on schedule to begin in Q1/Q2 2022
●
Mine is fully funded and on schedule to commission in Q2 2022

The Company’s engineering, procurement, and construction management (“EPCM”) contractor, Erudite Strategies Ltd., reports that the attrition and ball mills, crushers, flotation columns, screeners, feeders, mixing tanks, bagging and drying systems have been fabricated and are ready for assembly. These comprise the major components of the Molo mine processing plant.

This equipment will shortly be received by the Company’s engineering, procurement, and construction (“EPC”) firm, in order to begin assembling the modules. The EPC firm specializes in the design, engineering, construction and assembly of fully modular processing plants, and is the reason that the Company’s Molo mine is able to have a very low mine capital cost (“CAPEX”) versus its competition and can reach the commissioning stage inside of 12 months from initiation of construction.

Company personnel have been mobilized to Madagascar to begin preparations for site works, which are on schedule to commence in Q3/Q4 2021. Plant equipment is on track to be delivered to site in Q1 2022, with plant equipment module installation at site on schedule to begin in Q1/Q2 2022.

The various challenges associated with the construction of a mine during a global pandemic have been mitigated through the fabrication and assembly of the processing plant as a modular, ‘turn-key’ facility. This construction philosophy has enabled small, nimble technical teams to work on their components of the Molo mine in isolation, while minimizing the personnel and time required throughout the construction process.

Fully Funded to Production

Phase 1 of NextSource’s Molo Graphite Project is fully funded and is expected to be the next graphite mine to enter production outside of China. The Company does not require any more money to reach commissioning, which is on schedule for Q2 2022, after receiving US$29.5 million in funding from its strategic investor, Vision Blue Resources (“Vision Blue”) in May 2021. Founded by Sir Mick Davis, Vision Blue is NextSource’s largest shareholder and is a private investment company with a focus on metals and minerals linked to the clean energy revolution.

As outlined in the Company’s 2019 Feasibility Study (“FS”), Phase 1 of the Molo Graphite Mine is estimated to cost US$25 million, including working capital. Production capacity is expected to be approximately 17,000 tpa of SuperFlake® graphite concentrate with FOB operating costs of US$566 per tonne.

Craig Scherba, CEO of NextSource Materials commented, “Constructing a mine during ‘normal’ times is fraught with challenges, and these challenges are exacerbated in the midst of a global pandemic. The construction philosophy we have adopted has mitigated these challenges, and the project is on-track due to the extremely hard work and perseverance of the various people involved. Their hard work and flexibility in adapting to ever-changing circumstances have been instrumental to date and to bringing the mine to fruition.

ABOUT NEXTSOURCE MATERIALS INC.

NextSource Materials Inc. is a strategic materials development company based in Toronto, Canada that is intent on becoming a fully integrated, global supplier of critical battery and technology materials needed to power the sustainable energy revolution. The Company’s Molo graphite project in Madagascar is fully funded to production and is one of the largest known and highest-quality graphite deposits globally, and the only one with SuperFlake® graphite.

NextSource Materials is listed on the Toronto Stock Exchange (TSX) under the symbol “NEXT” and on the OTCQB under the symbol “NSRCF".

ABOUT SUPERFLAKE® GRAPHITE

Independent testing by various third-party end users of flake graphite confirmed that NextSource’s SuperFlake® graphite meets or exceeds quality requirements for all major end-markets for natural flake graphite. The major end-markets are refractories, anode material for lithium-ion batteries, specialty graphite foils used as essential components in the chemical, aeronautical and fire-retardant industries, and graphene in high-end ink and substrate applications.

SuperFlake® graphite concentrate can achieve 98% carbon (C) purity with flotation, has excellent thermal expansion, can be easily upgraded to 99.97% purity (battery grade), contains minimal deleterious substances and has high crystallinity.

SuperFlake® graphite concentrate has excellent flake size distribution that is well above the global average, with 46.4 percent being classified as +80 (large), +65 (extra large) and +48 (jumbo) mesh in flake size. Specifically, 23.6 percent of SuperFlake® graphite concentrate is +48 mesh and greater in size.

SuperFlake® is a registered trademark in Canada, the United States, Japan, South Korea, U.K. and the European Union. These key jurisdictions represent the top demand markets for flake graphite and the locations where NextSource intends to sell its SuperFlake® graphite and anode material.

Safe Harbour: This press release contains statements that may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation. Readers are cautioned not to place undue reliance on forward-looking information or statements. Forward looking statements and information are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “potential”, “possible” and other similar words, or statements that certain events or conditions “may”, “will”, “could”, or “should” occur. Forward-looking statements include any statements regarding, among others; the successful and on-budget construction of the Molo Graphite mine, estimated future production from the Molo Graphite Project, completion of any technical studies and expansion of the Molo Graphite Project, any and all other economic and technical studies, graphite prices, project economics, permitting, the development timeline and the graphite market. All such forward looking statements are based on assumptions and analyses made by management based on their experience and perception of historical trends, current conditions and expected future developments, as well as other factors they believe are appropriate in the circumstances. However, these statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected including, but not limited to, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of other parties to perform as agreed; social or labour unrest; changes in commodity prices; unexpected failure or inadequacy of infrastructure and the failure of ongoing and contemplated studies to deliver anticipated results or results that would justify and support continued studies, development or operations.. Although the forward-looking statements contained in this news release are based on what management believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with them. These forward-looking statements are made as of the date of this news release and are expressly qualified in their entirety by this cautionary statement. Subject to applicable securities laws, the Company does not assume any obligation to update or revise the forward-looking statements contained herein to reflect events or circumstances occurring after the date of this news release.